SD 3/13

RJ 3/13

03011678

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 0 2003 WASH, D.C. 165

| SEC FILE NUMBER |
|---|
| 8-48226 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chestnut Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

| Boston | MA | 02110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert A. Holman, III — 617 - 832 -8600
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion. is contained in this Report*

Kanter Troy Orleans & Wexler LLP
(Name - if individual, state last, first, middle name)

| 109 State Street | Boston | MA | 02109 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 1 2003

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Albert A. Holman, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chestnut Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified, soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

President

Title

Notary Public

My Commission Expires 6/30/2006

This report contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income.
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Shareholders' Equity.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHESTNUT SECURITIES, INC.
SEC FILE NO.: 8-48226
FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES FOR THE YEAR ENDED
DECEMBER 31, 2002

INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL AUDITORS' REPORT ON
INTERNAL CONTROL

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT SECURITIES, INC.

DECEMBER 31, 2002

CONTENTS

KANTER TROY ORLEANS & WEXLER LLP

CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Chestnut Securities, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Chestnut Securities, Inc. as of December 31, 2002, and the related statements of income, cash flows, and changes in shareholder's equity, for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chestnut Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kanter Troy Orleans & Wexler LLP

February 7, 2003



109 State Street · Boston, Massachusetts 02109 · Tel: 617-753-6060 · 617-338-8833 · Fax: 617-854-7525
www.ktow.com ◆ cpa@ktow.com

CHESTNUT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 14,410 |
| Accounts receivable | 66,157 |
| Note receivable, affiliate | 14,136 |
| Marketable securities, at fair value (cost $33,100) | 10,864 |
| | $105,567 |

LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 64,553 |
| Shareholder's equity: | |
| Common stock, no par; 1,000 shares authorized; 380 shares issued and outstanding | 102 |
| Additional paid-in capital | 121,000 |
| Deficit | ( 57,852) |
| Accumulated other comprehensive income | ( 22,236) |
| Total shareholder's equity | 41,014 |
| | $105,567 |

See notes to financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Revenues: | |
| Investment and success fees | $179,768 |
| Interest income | 3,639 |
| Total revenue | 183,407 |
| Expenses: | |
| Administrative expenses | 163,946 |
| Legal and accounting | 10,295 |
| Regulatory fees and expenses | 4,656 |
| Total expenses | 178,897 |
| Net income | $ 4,510 |

See notes to financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 4,510 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Accrued interest, note receivable, affiliate | ( 327) |
| Changes in operating assets and liabilities: | |
| Accounts receivable | ( 66,157) |
| Accounts payable and accrued expenses | 64,553 |
| Total adjustments | ( 1,931) |
| Net cash provided by operating activities | 2,579 |
| Cash flows from investing activities: | |
| Advance under note receivable, affiliate, net of repayments | ( 13,809) |
| Net cash used in investing activities | ( 13,809) |
| Net decrease in cash and cash equivalents | ( 11,230) |
| Cash and cash equivalents, beginning of year | 25,640 |
| Cash and cash equivalents, end of year | $14,410 |

See notes to financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

| | Common Stock | | | | | |
|---|---|---|---|---|---|---|
| | Number of shares | Amount | Additional paid-in capital | Deficit | Accumulated other comprehensive loss | Total shareholder's equity |
| December 31, 2001 | 380 | $102 | $121,000 | ($62,362) | $ - | $58,740 |
| Comprehensive loss: | | | | | | |
| Net income | - | - | - | 4,510 | - | 4,510 |
| Other comprehensive loss: | | | | | | |
| Unrealized depreciation on securities | - | - | - | - | ( 22,236) | ( 22,236) |
| Total comprehensive loss | - | - | - | - | - | ( 17,726) |
| December 31, 2002 | 380 | $102 | $121,000 | ($57,852) | ($22,236) | $41,014 |

See notes to financial statements.

CHESTNUT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Summary of significant accounting policies:

Nature of business

Chestnut Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company does not carry security accounts for customers or perform custodial functions related to customer securities. The Company intends to sell securities, principally for clients of a related organization, Chestnut Partners, Inc., which provides financial consulting services, and provide general investment banking advice, including acting as a financial advisors for merger and acquisition assignments.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company has defined cash equivalents as money market funds and highly liquid investments, with original maturities of ninety days or less, that are not held for sale in the ordinary course of business. At times, the balances in these accounts may exceed federally insured limits. Cash equivalents may include investments which are not insured or otherwise guaranteed by the U.S. Government

Accounts receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts, when required. On a periodic basis, the Company evaluates its accounts receivable for collectibility and if necessary, establishes an allowance for doubtful accounts based on past experience and credit conditions. The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been recorded.

1. Summary of significant accounting policies (continued):

Securities

All securities are deemed by management to be "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. The fair values of investments for which exchange quotations are readily available are valued at the last sales price, or if no current sales price exists, at the closing bid price. Securities for which exchange quotations are not readily available are valued using dealer-supplied valuations or at their fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Company's management.

Realized gains and losses on the disposition of securities and declines in value, judged to be other than temporary, are determined using the specific identification method and included in earnings in the statement of income.

Unrealized gains and losses on marketable securities are reported as a separate component of comprehensive income in the statement of changes in shareholder's equity and as a separate component of shareholder's equity on the balance sheet. Gains or losses realized on the disposition of marketable securities, which had been reported as unrealized in a prior year, are reflected in other comprehensive income as a reclassification adjustment.

Income taxes

The Company elected to be treated as an "S" Corporation for income tax purposes and the sole shareholder has consented to include the Company's income or loss in his individual income tax return.

2. Marketable securities:

In 2001, funds held in escrow to purchase securities were exchanged in a private placement purchase of 1,000 share of common stock and 1,200 warrants to purchase common stock (the "Securities") in The NASDAQ Stock Market, Inc. The Securities began trading on the Over-The-Counter Bulletin Board on July 1, 2002. At December 31, 2002, the Securities had an aggregate fair value of $10,864 with $22,236 of unrealized holding losses included in other comprehensive income.

3. Net capital requirements:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500 percent. At December 31, 2002 the Company had net capital of $24,514, which was $19,514 in excess of its net capital required of $5,000.

4. Related party transactions:

   Administrative expenses

   The Company has an agreement with a company under common control (the "Affiliate") whereby the Affiliate has agreed to pay certain operating expenses of the Company. Under the agreement the Company may, at its option, reimburse the Affiliate for the operating expenses funded on the Company's behalf. In 2002, the Company agreed to reimburse the Affiliate for expenses incurred on its behalf in the amount of $89,281. At December 31, 2002, accounts payable and accrued expenses includes $48,149 due to the Affiliate.

   Note receivable, affiliate

   On May 14, 2002, the Company executed an unsecured promissory note with its Affiliate in the amount of $100,000. The note bears interest at 8% per annum and is payable on or before June 30, 2003. Interest income includes $3,417 accrued under the note. As of December 31, 2002, the balance due under the unsecured promissory note with its Affiliate was $14,136.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CHESTNUT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

| | |
|---|---|
| Net capital | |
| Total shareholder's equity qualified for net capital | $41,014 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Note receivable, affiliate | ( 14,136) |
| Non-marketable securities | ( 864) |
| Net capital before haircuts on securities position | 26,014 |
| Haircuts on securities | ( 1,500) |
| Net capital | $24,514 |
| Aggregate indebtedness | $64,553 |
| Computation of basic net capital requirement | |
| Minimum net capital required | $ 5,000 |
| Percentage of aggregate indebtedness to net capital | 263% |

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $24,514 |
| Net audit adjustments | - |
| Net capital per above | $24,514 |

SCHEDULE II

CHESTNUT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

The Company claims exemption to the Reserve Requirement Rule under the provision of Rule 15c3-3(k).

KANTER TROY ORLEANS & WEXLER LLP

CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT A

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Chestnut Securities, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Chestnut Securities, Inc., (the "Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governor of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



109 State Street · Boston, Massachusetts 02109 · Tel: 617-753-6060 · 617-338-8833 · Fax: 617-854-7525
www.ktow.com ◆ cpa@ktow.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kanter Troy Orleans & Wexler LLP

February 7, 2003